CENTRAL MAINE POWER COMPANY
83 Edison Drive
Augusta, Maine 04336

Registration No. 333-36456

March 9, 2005

VIA EDGAR

File 1-3103-2

* * * * * * * * * * *

U.S. Securities and Exchange Commission
Mail Stop O-7
6432 General Green Way
Alexandria, VA 22312- 2413

RE:      Central Maine Power Company
            Form S-3/A
            Application for Withdrawal

Gentlemen:

Central Maine Power Company hereby requests that Form S-3/A filed with the U.S. Securities and Exchange Commission on February 18, 2005, Registration No. 333-36456 be withdrawn. The filing was erroneously submitted under the incorrect EDGAR submission type. The filing should have been made under the submission type of POS AM, and a corrected submission was filed on March 2, 2005.

Accordingly, the Registrant respectfully requests that the Commission accept this Application for Withdrawal to take effect immediately upon receipt of this letter.

Sincerely,

CENTRAL MAINE POWER COMPANY

By: /s/R. Scott Mahoney
          R. Scott Mahoney
          Vice President - Controller,
          Treasurer & Clerk